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sgiove@shearman.com	April 3, 2012
212-848-7325

Via EDGAR

Ms. Jeanne Baker
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Corning Incorporated
SEC Comment Letter dated March 28, 2012

Dear Ms. Baker:

By this letter, I am confirming on behalf of our client, Corning Incorporated (the “Company”), our conversation from earlier today pursuant to which we informed you that the Company will file its response to the above-referenced comment letter received from the staff of the Securities and Exchange Commission on or prior to April 20, 2012.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,

/s/ Stephen T. Giove

Stephen T. Giove
Partner

STG/mo
cc:  Mr. Jeffrey Gordon, Staff Accountant

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